Exhibit 3

Management’s Discussion and Analysis

CONSOLIDATED RESULTS

FINANCIAL HIGHLIGHTS

	2002	2001	2000

	(millions of Canadian dollars, except per share amounts)
Earnings Applicable to Common Shareholders
Energy Transportation North	236.2	205.1	192.6
Energy Transportation South	(41.4)	46.4	23.3
Energy Distribution	113.8	181.8	203.2
International	68.0	35.6	26.4
Corporate	(42.4)	(55.7)	(87.8)

Earnings from continuing operations	334.2	413.2	357.7
Discontinued operations	242.3	45.3	34.6

	576.5	458.5	392.3

Earnings Per Share
Earnings — Continuing operations	2.09	2.63	2.32
Earnings — Discontinued operations	1.51	0.28	0.22

	3.60	2.91	2.54

Dividends Per Share	1.52	1.40	1.27

Common Share Dividends	251.1	227.5	202.1

Earnings applicable to common shareholders (earnings) for the year ended December 31, 2002 were $576.5 million, or $3.60 per common share, compared with $458.5 million, or $2.91 per common share, in 2001. Liquids pipelines and international operations contributed to the growth in earnings, along with higher equity earnings from Enbridge Energy Partners, L.P. (EEP). These increases were offset in part by lower earnings from Enbridge Gas Distribution (Enbridge Gas) due to warmer weather in 2002 than in 2001. Earnings for 2002 also included an after-tax gain of $240.0 million from the sale of the Energy Services business and an after-tax loss of $82.2 million on assets sold to EEP, included in Energy Transportation South. Prior year’s earnings included the benefit of $58.5 million related to income tax rate reductions.

As shown below, after adjusting for significant one-time gains or losses and the impact of weather, earnings for the year ended December 31, 2002 were $428.4 million, compared with $387.8 million for 2001.

	2002	2001	2000

	(millions of Canadian dollars, except per share amounts)
Earnings applicable to common shareholders	576.5	458.5	392.3
Gain on sale of Energy Services business	(240.0)	—	—
Loss on sale of Enbridge Midcoast Energy assets	82.2	—	—
Gain on sale of securities	(17.8)	—	—
Weather	29.3	(5.0)	22.1
Dilution gains	(6.1)	(15.2)	—
Tax rate reductions	(1.4)	(58.5)	(94.9)
Other	5.7	8.0	15.6

Adjusted earnings	428.4	387.8	335.1

Adjusted earnings per share	$2.67	$2.47	$2.17

Adjusted diluted earnings per share	$2.64	$2.44	$2.16

Enbridge had several significant achievements during the year.

•	The acquisition of a 25% interest in Compañia Logistica de Hidrocarburos CLH, S.A. (CLH) was completed in the first quarter. CLH is Spain’s largest refined products transportation and storage business.

•	In May, Enbridge sold its Energy Services business for cash proceeds of $1 billion.

•	The Company closed the sale of the United States assets of Enbridge Midcoast Energy to EEP for consideration of US$820 million. Concurrent with the sale, Enbridge Energy Management, L.L.C. (EEM) completed an initial public offering of shares, the proceeds of which were used to purchase i-units in EEP. The Company’s interests in EEP and EEM collectively are referred to as the Partnership.

•	In the fourth quarter, the Company increased its ownership interest in Alliance to 37.1% through the purchase of a 9.6% interest from The Williams Companies Inc. (Williams) and a 6.1% interest from El Paso Corporation (El Paso). Enbridge will acquire an additional 1.1% interest in Alliance from El Paso at the end of the first quarter of 2003. As part of the El Paso transaction, Enbridge’s interest in the Aux Sable natural gas processing facility increased to approximately 30.9%.

Earnings from continuing operations for the year ended December 31, 2002 were $334.2 million, or $2.09 per share, compared with $413.2 million, or $2.63 per share, in 2001. Growth in earnings from the liquids pipelines and international operations, as well as higher earnings from the Partnership were more than offset by the loss on sale of the United States assets of Enbridge Midcoast Energy, warmer weather than 2001, and the positive impact on earnings of income tax rate reductions in 2001.

For the year ended December 31, 2001, earnings from continuing operations were $413.2 million, or $2.63 per share, compared with $357.7 million, or $2.32 per share, in 2000. The higher earnings reflect improved operating results from Enbridge Gas and the Enbridge System. The acquisition of Midcoast Energy Resources, Inc. also contributed to higher earnings. In addition, the Company realized dilution gains from the issuance of units by EEP and improved results from corporate activities. These increases were partially offset by higher financing costs, a reduced contribution from Vector, a higher loss from Aux Sable, and income tax rate reductions that had a smaller positive impact on earnings in 2001 than 2000.

Dividends paid on common shares increased in each of the last three years from growth in the dividend per share and a higher number of outstanding common shares. The quarterly dividend per share increased to $0.38 in the first quarter of 2002 from $0.35 per share established in the first quarter of 2001. In the second quarter of 2000 the quarterly dividend was raised to $0.3225. This represents increases of 8.6%, 8.5% and 6.6%, respectively, and reflects the sustained growth in earnings over the period.

In 2002, the Company changed its financial reporting segments to conform with changes in senior management responsibilities. The gas services business and the investment in Aux Sable are included in Energy Distribution. All financial information has been restated to reflect the new segments.

CORPORATE STRATEGY

Enbridge’s resources are focused on three broad strategic thrusts and three areas of increased emphasis. The major strategies are to:

•	enhance profitability through adoption and maintenance of incentive-based rate mechanisms to maximize benefits for customers and shareholders;

•	expand and extend the core liquids and gas distribution businesses through greenfield development or acquisitions; and

•	develop or acquire businesses that are complementary to the core businesses.

Strategic emphasis is placed on increasing the Company’s North American footprint, increasing the scale of operations and developing and applying new technologies. Enbridge’s proposed actions with respect to these strategies are described in the “Outlook” for each business unit.

The achievement of the Company’s major strategies is dependent on successful mitigation of business risks, discussed in each of the business segments. Enbridge believes it has identified and mitigated the risks, to the extent practical.

Enbridge remained on track with the implementation of its strategy in 2002 and is committed to identifying and implementing the actions required to create value and sustainable growth.

ENERGY TRANSPORTATION NORTH

FINANCIAL RESULTS

	2002	2001	2000

	(millions of Canadian dollars)
Enbridge System	123.7	111.1	98.3
Athabasca System	41.2	29.9	27.7
NW System	9.5	9.5	10.7
Saskatchewan System	6.4	5.9	9.5
Alliance Pipeline	40.7	37.6	28.4
Vector Pipeline	7.1	3.9	11.2
Other	7.6	7.2	6.8

	236.2	205.1	192.6

Business Activities

Energy Transportation North activities include the liquids pipelines operations in Canada and the Company’s equity interests in gas transmission pipelines and AltaGas, a company engaged in natural gas gathering and processing.

The mainline pipeline, comprised of the Enbridge System and the Lakehead System (the portion of the mainline pipeline in the United States operated by Enbridge and owned by EEP), is the world’s longest crude oil pipeline system and is the primary transporter of crude oil from Western Canada to the United States. It is the only pipeline that transports crude oil from western to eastern Canada and serves all of the major refining centres in the Province of Ontario, as well as the Midwest region of the United States.

Enbridge also owns the Athabasca System, the NW System and the Saskatchewan System. The Athabasca System is a 545-kilometre (339-mile) pipeline that transports synthetic and heavy oils from north of Fort McMurray in northern Alberta to the pipeline hub at Hardisty, Alberta. The Athabasca System also includes the MacKay River and Christina Lake lateral feeder lines and tankage facilities. The NW System transports crude oil from Norman Wells, in the Northwest Territories, to Zama, Alberta. The Saskatchewan System consists of approximately 322 kilometres (200 miles) of trunk line and 1,920 kilometres (1,193 miles) of pipeline on three separate gathering systems in the provinces of Saskatchewan and Manitoba.

Natural gas transmission pipeline activities include equity investments in the Alliance and Vector pipelines. Enbridge owns a 37.1% interest in Alliance, a 3,000-kilometre (1,800-mile) pipeline that commenced operations in December 2000 and transports liquids-rich natural gas from Fort St. John, British Columbia to Chicago, Illinois. The Company provides operating services to and holds a 45% investment in Vector, which transports natural gas from Chicago to Dawn, Ontario. Vector also commenced operations in December 2000. Alliance and Vector have the capacity to deliver 1.55 billion cubic feet per day (bcfd) and 1.0 bcfd, respectively.

Results of Operations

Earnings from Energy Transportation North were $236.2 million for the year ended December 31, 2002, an increase of $31.1 million from 2001. The higher earnings were due to expansions of the Enbridge and Athabasca Systems. Higher earnings from the Enbridge System were due to the request from shippers in mid-2001 to construct Phase III of the Terrace expansion which resulted in incremental earnings and to Phase II of the Terrace expansion which was placed into service in early 2002. These increases were partially offset by an adjustment to the power allowance credit due to shippers as a result of Terrace operating at less than capacity. The Athabasca System generated higher earnings due to the construction of new laterals and tankage, which commenced operations in the second half of 2002.

Earnings were $205.1 million for the year ended December 31, 2001, compared with $192.6 million for 2000. The higher earnings were due to increased contributions from the Enbridge System, Alliance and the Athabasca System, partially offset by lower earnings from Vector.

Liquids Pipelines

Enbridge System

In 2002, Enbridge System earnings were $12.6 million higher than last year primarily due to higher earnings from the Terrace expansion as Phase II was placed in service in early 2002 and Phase III was triggered in mid-2001. The increase in Terrace earnings was partially offset by an adjustment to the power allowance credit due to shippers as a result of Terrace operating at less than capacity.

Earnings from the Enbridge System increased to $111.1 million in 2001 from $98.3 million in 2000. The increase was mainly due to the triggering of Phase III of the Terrace Expansion in mid-2001. In the third quarter, the Company recorded a charge for an adjustment to oil inventory due to shippers of approximately $3 million, after tax. This was the result of refinements in the oil loss estimation process, as well as improvements in the accuracy of measuring oil losses as new software applications were developed.

Tolls on the Enbridge System are governed by the provisions of the Incentive Tolling Settlement (ITS). The ITS, which has been approved by the National Energy Board (NEB), has a five-year term which expires on December 31, 2004. Under the ITS, tolls are determined based on a starting revenue requirement which is adjusted each year for 75% of the change in the Gross Domestic Product Implicit Price Index. The ITS allows the Company and its customers to share in cost savings, protects Enbridge from fluctuations in volumes and incorporates additional incentive mechanisms for electric power cost savings. Since electricity is used to power the pumping stations, power costs are a significant expense. The Company is allowed to earn a separate return on facilities expansions or additions that qualify as non-routine adjustments.

Since the inception of incentive tolling arrangements in 1995, through the cost performance sharing mechanism of the ITS, after-tax benefits of $79.7 million have been shared approximately 54% and 46% by Enbridge and its customers, respectively. Customers also have realized an additional after-tax benefit of $5.0 million through the power guarantee mechanism of the ITS. The renewal of the ITS in 2000 resulted in a reduction of $16.0 million to the starting point revenue, providing customers with annual on-going savings of $9.0 million, after tax. Enbridge benefited by an increase of $7.6 million in the threshold earnings level from which future sharing is measured.

Athabasca System

In 2002, earnings on the Athabasca System were $11.3 million higher than 2001, primarily due to the construction of additional tankage at Fort McMurray in 2001, and the construction and completion in 2002, of the MacKay River and Christina Lake lateral lines and two additional tanks at the Athabasca terminal. With the addition of third party volumes, operational control of the Athabasca System was transferred to Enbridge from the major shipper in October 2002.

In 2001, the construction of additional tankage and terminal facilities at the Athabasca terminal in Fort McMurray increased the investment base resulting in higher earnings than in 2000.

The Company has a long-term contract with the major shipper on the Athabasca System. The shipper has committed annual volumes at specified tolls over a 30-year term. The contract terms provide for tolls that are similar to those that would result under traditional cost-of-service rate-making. The contract terms also provide for a return, based on the contract volumes, that approximates the NEB’s multi-pipeline rate of return on common equity in effect at the time of entering into the agreement. Additional third party volumes improve Enbridge’s return beyond this level. Earnings are recognized on a cost-of-service basis and any difference between the cost-of-service revenue and cash tolls is recognized in the period. The deferred amounts will be collected over the term of the contract.

NW System

Earnings in the last three years from the NW System have been consistent and reflect the negative effect of declining rate base, offset by cost savings that generate incentive earnings. Earnings are based on an agreement with the primary shipper and are a product of a deemed common equity ratio of 55% and the NEB multi-pipeline rate of return on common equity, plus any incentive cost savings.

Saskatchewan System

Earnings have been relatively constant in 2002 and 2001. Earnings in 2000 reflect the positive impact of income tax rate reductions.

Gas Transmission Pipelines

Alliance

The increase in equity earnings of $3.1 million from Alliance in 2002, compared with 2001, was due to the acquisitions of the Williams and El Paso interests in the fourth quarter of 2002. In 2001, equity earnings from Alliance of $37.6 million improved by $9.2 million when compared with 2000. Higher earnings resulted from a higher rate base in 2001 since construction costs were being incurred until the pipeline was placed into service in December 2000. Earnings in 2000 represent allowance for equity funds during construction (AEDC).

Vector

The contribution from Vector was $3.2 million higher in 2002, compared with 2001, due to a one-time adjustment to depreciation expense, reflecting a revision to depreciation rates to be consistent with the rates approved by the Federal Energy Regulatory Commission (FERC). In addition, an adjustment was booked in 2001 to reverse earnings that were overaccrued in 2000. In 2001, Vector earnings of $3.9 million were $7.3 million less than 2000. Earnings were impacted negatively by capacity constraints in 2001, as well as higher depreciation and interest expense. In 2000, Vector was under construction and earnings represented AEDC.

OUTLOOK

Liquids Pipelines

Enbridge System

The NEB approved the facilities application for construction of Phase III of the Terrace Expansion Project in Canada in April 2002. Phase III involves construction of 176 kilometres (110 miles) of 914-millimetre (36-inch) pipeline on the Lakehead System between Clearbrook, Minnesota and Superior, Wisconsin and pumping additions in both Canada and the United States. Phase III will increase capacity by approximately 140,000 barrels per day. Shippers have requested that Phase III be in service in 2003. Phase II, placed in service in 2002, and Phase III were requested by shippers to handle anticipated increases in oil sands volumes in the next few years.

Volumes transported are expected to increase in 2003 due to increased production from the oil sands region of Alberta. Fluctuations in volumes do not impact the majority of net earnings from the Enbridge System due to provisions in the ITS. The request to build Terrace Phase III demonstrates producers’ confidence that more capacity out of the Western Canadian Sedimentary Basin (WCSB) will be needed in the medium term.

The ITS allows Enbridge and its customers to share in cost savings achieved by the Company. To ensure continued savings for customers and increased returns for shareholders, the Company will continue to focus on operational excellence.

Enbridge Athabasca System

The Enbridge Athabasca System is the only liquids pipeline directly linking both the Athabasca and Cold Lake oil sands deposits with the pipeline transportation hub at Hardisty, Alberta. With a design capacity of 570,000 barrels per day, the pipeline is well positioned to carry more of the region’s oil sands and heavy oil production in the future.

Earnings from the Athabasca System are expected to increase in 2003 as a result of full year operations of the MacKay River and Christina Lake facilities. In addition, the Company expects that a new diesel-loading facility, to supply the regional market of the major shipper, will be in service by the spring of 2003.

The Company has entered into a limited partnership with an industry partner to develop underground cavern facilities to provide crude oil storage services. The facilities are located near the Enbridge System main pipeline terminal at Hardisty. The partnership will provide petroleum storage services to shippers at Hardisty that previously were unavailable. The existing storage capacity of approximately three million barrels has been contracted to a shipper for a five-year term. Construction commenced in the fourth quarter of 2002, with completion expected in the fourth quarter of 2003.

Supply

Liquids supply from the WCSB is expected to increase during the next 10 years. Although supply of conventional light crude is forecast to continue to decline, significantly higher bitumen and upgraded synthetic production is expected from the Alberta oil sands region. Heavy crude production, which must be diluted with condensate, or heated or upgraded before it can be transported, may be constrained after 2006 without additional use of synthetic crude as diluent.

Conventional oil reserves in Western Canada increased in 2001 to 5.2 billion barrels. Approximately 50% of production was replaced. Reserves from the oil sands stood at 6.7 billion barrels from developed, currently producing projects or projects on which substantial investment is being made. It is estimated that there are 315 billion barrels of bitumen ultimately recoverable in the Alberta oil sands, using existing technology. To date, approximately two billion barrels have been produced.(1)

(1)	CAPP Statistical Handbook — November 2002

Capital Expenditures

Energy Transportation North expects to spend approximately $155 million in 2003 for capital expenditures, the majority of which relates to the Terrace Phase III expansion, the cavern storage project and core maintenance.

Gas Transmission Pipelines

Earnings from Alliance should increase in 2003 as a result of Enbridge’s higher ownership interest. Vector’s earnings are expected to decrease as a one-time adjustment to depreciation expense increased earnings in 2002. Vector’s earnings will continue to be negatively impacted over the short-term by higher interest expense. There is no near-term requirement for further capital investment in either pipeline.

In the third quarter, Enbridge purchased Williams’ 9.6% and El Paso’s 6.1% interests in Alliance. The acquisition from El Paso also includes its 9.5% interest in Aux Sable and Alliance Canada Marketing, which are part of Energy Distribution. Enbridge did not assume either company’s direct merchant capacity commitments on the pipeline.

These purchases increase the Company’s ownership interest in Alliance to 37.1% and were made at a cost of approximately $300 million.

Supply and Demand for Natural Gas(1)

Natural gas reserves in the WCSB increased 0.6% in 2001 to 59.8 trillion cubic feet. In 2001, approximately 106% of natural gas production was replaced. Demand for natural gas in North America is forecast to remain constant over the next five years and grow at 2% per year thereafter. Most of this growth will be for electricity generation requirements.

(1)	Source: CAPP Statistical Handbook — November 2002

BUSINESS RISKS

Liquids Pipelines

Supply and Demand

The operation of the Company’s liquids pipelines are dependent upon the supply of and demand for crude oil and other liquid hydrocarbons from western Canada. Supply, in turn, is dependent upon a number of variables, including the availability and cost of capital for oil sands projects and the price of crude oil. Drilling activity during the last three years has not been as strong as expected. The request by producers to build Phase III of Terrace, adding additional pipeline capacity, indicates that producers expect that volumes will increase in the future.

Historically, refiners in the U.S. Midwest have utilized large volumes of western Canadian light crude versus other imported crude. Line 9 transports offshore crude to Ontario and is owned by Enbridge. Volumes on Line 9 have displaced some Canadian and U.S. domestic deliveries in the Ontario market, requiring an increase in deliveries to the U.S. Midwest, which has limits on the volume of Canadian crude which can be readily absorbed.

In December 2002, Canada ratified the Kyoto Protocol, a 1997 treaty designed to reduce greenhouse gas emissions to 6% below 1990 levels. Enbridge is assessing and evaluating the federal government’s approach to implementation. Until these plans become certain, the Company will not be able to quantify the impact, if any, on its operations. The Company is encouraged by recent producer reactions to Kyoto, particularly their commitment to oil sands development, which support the outlook for the sustainability of supply for the liquids pipelines.

Regulation

Earnings from the Enbridge System and other liquid pipelines are subject to the actions of various regulators, including the NEB. Actions of the regulators related to tariffs, tolls and facilities impact earnings from these operations. The NEB prescribes a benchmark multi-pipeline rate of return on common equity. To the extent the NEB rate of return fluctuates, a portion of the earnings of the Enbridge System changes. The Company believes that regulatory risk has been reduced through the negotiation of long-term agreements, such as the ITS, with its customers.

Competition

The Enbridge System transported approximately 65% of total western Canadian crude oil production in 2002 and provides about 75% of capacity for the transportation of western Canadian crude oil out of Canada. Competition among common carrier pipelines is based primarily upon the cost of transportation, access to supply and proximity to customers. TransMountain Pipeline, Express Pipeline, and other common carriers, can be used by producers to ship Western Canadian crude oil to refineries in either Canada or the United States. Although the Company does not compete directly in the regions served by these other pipelines, producers can elect to have their crude oil refined elsewhere than delivery points on the Enbridge System. The Company believes that its liquids pipelines are serving larger markets and provide attractive options to producers in the WCSB, due to its competitive tolls. The Company also offers shorter transit times from the WCSB to the U.S. Midwest.

Increased competition could arise from new feeder systems servicing the same geographic regions as the Company’s feeder pipelines. Unused capacity on the Athabasca System should be more competitive than a new pipeline. However, competition to provide transportation service directly from the Alberta oil sands to Edmonton has increased.

Environment and Safety

Enbridge is committed to the protection of the health and safety of employees and the general public and to sound environmental stewardship. The Company believes that prevention of accidents and injuries and protection of the environment benefits everyone and delivers increased value to shareholders, customers and employees. Every five years, Energy Transportation North conducts a review of its environmental management system. The system reflects industry best practices and is aligned with the ISO 14001 standard for environmental management systems.

Pipeline leaks are an inherent risk of operations. The Company has an extensive program to manage system integrity, which includes the development and use of predictive and detective in-line inspection tools. Maintenance, excavation and repair programs are directed to the areas of greatest benefit and pipe is replaced or repaired as required.

Gas Transmission Pipelines

Alliance and Vector

Alliance and Vector are regulated federally and are subject to regulatory risk. The Company believes that this risk has been mitigated through the execution of long-term contracts with customers. Currently, pipeline capacity out of the WCSB exceeds supply. Alliance has been unaffected but Vector has not fully contracted its capacity.

ENERGY TRANSPORTATION SOUTH

FINANCIAL RESULTS

	2002	2001	2000

	(millions of Canadian dollars)
Enbridge Energy Partners	19.5	12.5	16.3
Enbridge Midcoast Energy	7.3	9.5	—
Loss on sale of Enbridge Midcoast Energy assets	(82.2)	—	—
Feeder Pipelines	8.1	9.2	7.2
Dilution gains	6.1	15.2	—
Other	(0.2)	—	(0.2)

	(41.4)	46.4	23.3

Business Activities

Energy Transportation South includes the Company’s ownership interests in the operations of EEP. Enbridge is the general partner and operates the assets of EEP. Activities also include owning and operating feeder pipelines in the United States.

In October 2002, Enbridge sold the United States assets of Enbridge Midcoast Energy to EEP. Therefore, at year-end, this segment is comprised primarily of the Company’s ownership interests in the Partnership. From May 2001 until October 2002, Enbridge owned 100% of Enbridge Midcoast Energy. The results of operations of Enbridge Midcoast Energy, in the table above, relate to the period when the assets were wholly-owned.

Enbridge has an effective 14.1% ownership interest (2001 — 13.6%, 2000 — 15.3%) in the Partnership. This ownership interest represents the Company’s direct investment in EEP of 10.6% and an indirect investment of 3.5% through the Company’s 17.2% ownership interest in EEM. EEP owns the Lakehead System, a feeder pipeline in North Dakota, the Enbridge Midcoast Energy assets and natural gas gathering and processing assets in east Texas (East Texas System).

Results of Operations

Results for the year ended December 31, 2002 were a loss of $41.4 million, compared with earnings of $46.4 million for 2001. The 2002 results include an after-tax loss of $82.2 million on the sale of the Enbridge Midcoast Energy assets. Excluding this loss, earnings for 2002 were $5.6 million lower than 2001. Increased earnings from the Partnership, resulting from the acquisitions of the North Dakota and East Texas Systems and the Enbridge Midcoast Energy assets, were more than offset by lower earnings from Enbridge Midcoast Energy prior to the sale and higher dilution gains in 2001. Enbridge Midcoast Energy earnings reflected improved operating performance from the assets, more than offset by adjustments related to 2001 that were recorded in 2002, and working capital and other closing adjustments identified prior to the disposition. The prior year included dilution gains of $15.2 million, compared with $6.1 million in 2002, reflecting two unit issuances by EEP in 2001, compared with one in 2002.

In 2001, earnings from Energy Transportation South increased by $23.1 million in 2001 to $46.4 million. The acquisition of Enbridge Midcoast Energy in May 2001 and dilution gains on the Company’s investment in EEP were the major contributors to the increase. Earnings from the Partnership were lower in 2001 due to reduced throughput, an adjustment to oil inventory due to shippers and one-time costs associated with relocating the Partnership’s office to Houston.

In October 2002, the Company closed the sale of the United States assets of Enbridge Midcoast Energy to EEP for consideration of US$820.0 million, including cash and the assumption of debt. Concurrent with the sale transaction, EEM, a subsidiary of Enbridge, completed an initial public offering of 9,000,000 shares representing limited liability company interests with limited voting rights. The net proceeds from the offering were used to purchase i-units, a new class of limited partnership interests, from EEP. The proceeds from the i-units were used to finance a portion of the acquisition cost of the assets. In connection with the offering, Enbridge purchased 17.2% of the EEM shares, increasing its effective ownership in the Partnership to 14.1% from 12.9%. EEM has no assets or operations other than those related to the interest in EEP and, by agreement, will manage the business and affairs of EEP.

Enbridge Energy Partners

Equity earnings in the Partnership improved in 2002 due to higher incentive earnings earned by Enbridge as the general partner, improved results from the Lakehead System and a higher ownership interest in the fourth quarter. The acquisitions of the North Dakota and East Texas Systems contributed a full year’s earnings and the acquisition of the Enbridge Midcoast Energy assets increased earnings in the fourth quarter.

The decreased contribution from the Partnership in 2001 compared with 2000 resulted from reduced throughput, an adjustment to oil inventory due to shippers, as well as one-time costs associated with relocating the Partnership’s office to Houston.

In December 2001, EEP completed the acquisition of the East Texas System for US$230 million. The acquisition of the East Texas System represented the Partnership’s entry into the natural gas transportation business.

Enbridge Midcoast Energy

Enbridge Midcoast Energy was sold to EEP in October 2002. Enbridge purchased Midcoast Energy Resources, Inc. in May 2001 for cash consideration of $561.8 million and the assumption of long-term debt. Earnings from Enbridge Midcoast Energy in 2002 were $7.3 million, a decrease of $2.2 million from the prior year. While 2002 reflects improved operating performance, this was more than offset by adjustments related to 2001 that were recorded in 2002 and working capital and other closing adjustments identified prior to the disposition. Earnings for 2002 are for the period prior to the October 2002 disposition. Earnings for 2001 represent earnings from the May 2001 date of acquisition.

In March 2002, the Company closed the acquisition of natural gas gathering and processing facilities in northeast Texas for approximately $290 million. Also, in October 2001, Enbridge announced the purchase of natural gas gathering, treating and transmission assets in south Texas for US$50 million. The Company closed a portion of the acquisition for US$9 million and EEP now holds an option to purchase the remaining assets. These assets were included with Enbridge Midcoast Energy and were part of the October 2002 sale to EEP.

OUTLOOK

Enbridge Energy Partners

Earnings for the Partnership are expected to increase in 2003, reflecting higher transportation volumes on the Lakehead System and improved performance from the East Texas System. In addition, a full year’s contribution from the Enbridge Midcoast Energy assets is expected to increase earnings. Earnings from the Lakehead System and certain of the gas gathering assets are volume-sensitive and expected increases in volumes should have a positive impact on the Partnership’s earnings. The growth in the asset base and expected increase in earnings should result in higher incentive distributions to the Company.

The Terrace Phase III expansion, currently underway, offers opportunities to increase volumes transported on the Lakehead System as crude oil supply from Western Canada increases due to oil sands development. Phase III is designed primarily to increase capacity between Clearbrook, Minnesota and Superior, Wisconsin by approximately 140,000 barrels per day. The estimated cost of this project to EEP is approximately $312 million and is planned to be in service in 2003.

Capital Expenditures

In 2003, the Company plans to spend $17 million related to additional investments in EEP and EEM.

BUSINESS RISKS

Virtually all of the Company’s operations in Energy Transportation South are carried out through the Partnership. The business risks are mitigated by the size of the Company’s investment in the Partnership.

Supply and Demand

The Lakehead System is dependent upon the level of supply of and demand for crude oil and other liquid hydrocarbons from Western Canada. A decreased supply of crude oil impacts deliveries with a corresponding impact on earnings.

Certain of the Partnership’s natural gas gathering assets are subject to changes in supply and demand for natural gas, natural gas liquids and related products. Commodity prices impact the willingness of natural gas producers to invest in additional infrastructure to produce natural gas.

Regulation

The interstate and intrastate gas pipelines are subject to regulation by FERC or state regulators. Gas gathering currently is not subject to active regulation. Several of the Partnership’s assets are regulated by FERC and their revenues could decrease if tariff rates were protested. Kansas Pipeline Company (KPC), has recently lowered its rates in compliance with a FERC order. Enbridge has agreed to reimburse EEP for a shortfall in revenue approximating US$2 million for the next two years. The rates are subject to a rehearing by FERC. Certain states in the U.S. may initiate rate regulatory oversight of intrastate gas pipelines. If this regulation occurs, it may reduce the revenues and earnings of the Partnership.

Several of the Partnership’s pipeline systems transport commodities that are hazardous if released from the pipeline system. These assets are subject to strict regulation and could be shut down or required to operate at reduced operating pressures that likely would reduce earnings.

Market Price Risk

The Partnership’s business is subject to commodity price risk for natural gas costs and natural gas liquids. Historically, these risks have been managed by using derivative financial instruments, fixing the prices of natural gas and natural gas liquids.

ENERGY DISTRIBUTION

FINANCIAL RESULTS

	2002	2001	2000

	(millions of Canadian dollars)
Enbridge Gas Distribution	85.3	156.1	147.6
Enbridge Commercial Services	10.7	14.3	18.4
Noverco	20.6	16.3	31.4
Enbridge Gas New Brunswick	3.6	2.3	3.4
Gas Services	(7.8)	(5.3)	(8.8)
Aux Sable	(3.1)	(6.2)	(3.3)
Other	4.5	4.3	14.5

	113.8	181.8	203.2

Business Activities

Energy Distribution includes the gas distribution operations of Enbridge Gas, Enbridge Commercial Services, which owns the Company’s investment in CustomerWorks LP, the Company’s investment in Noverco, and other gas distribution activities in smaller franchise areas. This segment also includes the gas services business, which manages the Company’s merchant capacity commitments on Alliance and Vector, and the equity investment in Aux Sable.

Enbridge Gas is Canada’s largest natural gas distribution company and has been in operation for more than 150 years. It serves over 1.6 million customers in central and eastern Ontario, southwestern Quebec and parts of northern New York State. Its operations in Ontario are regulated by the Ontario Energy Board (OEB).

Enbridge Commercial Services commenced operations on January 1, 2000 to provide information technology, fleet services, call management centre, customer care and billing services to Enbridge Gas, the Energy Services business and others. In 2001, Enbridge and BC Gas Inc. formed CustomerWorks LP to provide service covering the entire meter-to-cash process, including many of the services provided by Enbridge Commercial Services. Operations commenced on January 1, 2002. CustomerWorks LP provided services to more than 3.5 million customers of the BC Gas utility and Enbridge’s gas distribution business. In August 2002, CustomerWorks LP outsourced the provision of its customer care services to a new entity owned and operated by Accenture Inc.

Enbridge owns an equity interest in Noverco through ownership of common shares and a cost investment through ownership of preference shares. Noverco is a holding company that owns a 77% interest in Gaz Metropolitain, a gas distribution company operating in the province of Quebec and the state of Vermont, which has a 50% interest in TQM Pipeline, a pipeline transporting natural gas in Quebec.

The Company owns 63% of and operates Enbridge Gas New Brunswick (EGNB), the natural gas distribution franchise in the province of New Brunswick. EGNB constructed a new distribution system and has approximately 1,600 customers. Over 200 kilometres (124 miles) of distribution main has been installed with the capability of attaching 6,000 customers. EGNB is regulated by the New Brunswick Board of Commissioners of Public Utilities.

Results of Operations

Earnings were $113.8 million for the year ended December 31, 2002, compared with $181.8 million in 2001. Lower earnings in 2002 were attributable to warmer weather experienced in the Enbridge Gas franchise area in 2002 and a lower contribution from Enbridge Commercial Services, partially offset by improved earnings from Noverco. Earnings for 2001 included the positive impact of income tax rate reductions of $45.0 million.

Earnings from Energy Distribution were $181.8 million for the year ended December 31, 2001, compared with $203.2 million in 2000. The results reflect strong operating performance from Enbridge Gas, more than offset by a smaller positive impact of tax rate reductions in 2001 than in 2000. Earnings from Noverco were lower in 2001 due to the positive effect of tax rate reductions on earnings in 2000.

Enbridge Gas

Earnings from Enbridge Gas decreased by $70.8 million in 2002 from 2001. The decrease was due to significantly lower gas distribution margins, caused by lower distribution volume resulting from warmer weather. Had Enbridge Gas experienced normal weather in its franchise area, earnings would have been higher by $29.3 million. Normal weather is the weather forecast by Enbridge Gas, in the Toronto area, including the impacts of both the long run and short run actual historical weather experience, more heavily weighted on the short run experience. The effect of weather is measured by degree-day deficiency and is calculated by accumulating, from October 1, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. This non-GAAP measure is unique to the Company and, due to differing franchise areas, is unlikely to be directly comparable to the impact of weather-normalized earnings that may be reported by other companies. The weather-normalized adjustment is consistent with the manner in which degree days are calculated for regulatory purposes.

Earnings in 2001 of $156.1 million were higher than 2000 by $8.5 million. Although weather for 2001 was slightly warmer in the franchise area, it was colder during the winter months when distribution margins are higher, resulting in higher earnings of approximately $5.0 million. Operating earnings also increased due to growth in the customer base and lower unaccounted for gas, which is the difference between distribution volume entering the system and volume delivered to customers. The weather was 5% colder compared with 2000 and was slightly warmer than normal.

In the rate-making process, the OEB approves revenue rates that are designed to recover the cost of providing service and to provide a return on equity. Rates are set on a forecast basis. The cost of providing service includes the cost of gas commodity purchases and transportation costs, operation and maintenance costs, depreciation, income taxes, and the cost of capital used to finance all assets used in gas distribution, storage and transmission. The cost of capital, which is expressed as an allowed rate of return on rate base, is designed principally to meet the cost of interest on long and short-term debt, satisfy the dividend requirements of preferred shareholders, and provide a return on investment on common equity. It is the responsibility of Enbridge Gas to demonstrate to the OEB the prudency of the costs it has incurred or the activities it has undertaken. Enbridge Gas does not profit from the sale of the natural gas commodity.

Enbridge Gas continued to operate under a targeted Performance-based Regulation plan (PBR plan), which expired at the end of fiscal 2002. The PBR plan used a formula to calculate the level of operation and maintenance costs recoverable in rates. The formula included escalation factors for customer growth and inflation; these were offset by an annual productivity credit of 1.1%. The PBR plan also allowed for the recovery, subject to OEB approval, of factors impacting operation and maintenance costs that are outside of management’s control. During the PBR plan period, Enbridge Gas retained the savings it achieved as operation and maintenance expenses were lower than those calculated under the formula.

The allowed rate of return on common equity for Enbridge Gas is based on the yield on Canadian government long-term bonds. For 2002, the allowed rate of return was 9.66% (2001 — 9.54%, 2000 — 9.73%) on a deemed common equity ratio of 35%.

Over the last three years, Enbridge Gas added 157,000 customers, including approximately 52,000 customers in 2002. This growth was attributable to the continued preference for natural gas among homeowners and builders due to the price advantage and environmental benefits over other forms of energy. The new residential housing market was strong in 2002 and 2001 and, through marketing programs, builders have continued to choose natural gas for new housing construction.

Enbridge Commercial Services

The contribution from Enbridge Commercial Services (ECS) was $10.7 million for the year ended December 31, 2002, a decrease of $3.6 million compared with the prior year. The decrease is due to the positive impact of tax rate reductions in 2001 and the transfer of the remaining ECS operations into Enbridge Gas in the fourth quarter.

Lower earnings from ECS in 2001, compared with 2000, reflect the transfer of the merchandise finance plan to the Energy Services business effective January 1, 2001. The merchandise finance plan business is included as a component of discontinued operations.

Noverco

The contribution from Noverco was $20.6 million in 2002, compared with $16.3 million in 2001. The increase is due to lower financing costs and higher incentive earnings. Equity earnings from Noverco in 2001 were lower than 2000, mainly due to the positive impact of tax rate reductions in 2000.

Variations from normal weather do not affect Noverco’s earnings as the utility is not exposed to weather risk. A significant portion of the Company’s earnings from Noverco is in the form of dividends on its preference share investment, which is based on the yield of 10-year Government of Canada bonds plus 4.45%. The weighted average dividend yield on the preference shares, which is reset annually, was approximately 10% for each of the last three years.

Enbridge Gas New Brunswick

Earnings from Enbridge Gas New Brunswick improved in 2002 as a result of a full year of operations. Customer attachment to the new facilities continued to be slower than expected largely due to the shortage of skilled workers to install heating, ventilation and air conditioning equipment. This has resulted in an increase in the regulatory receivable used during the development period to defer annual shortfalls between EGNB’s revenues and cost of service. This deferral is anticipated to be significantly higher than expected at the project’s commencement. The recovery of this deferral will be determined by the regulator at the end of the development period.

Earnings in 2001 were slightly lower than 2000. Construction of new natural gas distribution facilities commenced in the third quarter of 2000. Customer attachment to the new facilities has been slower than expected, resulting in lower earnings in 2001. Earnings in 2000 consisted mainly of AEDC.

Gas Services

Gas Services experienced a loss of $7.8 million for the year ended December 31, 2002, compared with a loss of $5.3 million in 2001. The loss increased in 2002 because of reduced basis differentials between Alberta and Chicago and between Chicago and Dawn, Ontario. The basis differential is the cost of transportation between natural gas hubs and determines the revenue which can be obtained from transportation capacity. The loss in 2001 was attributable to losses on the Company’s Alliance and Vector merchant capacity, also from the narrowing of the basis differential.

Aux Sable

Enbridge owns a 30.9% interest in the Aux Sable facilities, which process natural gas delivered through Alliance. As the gas transported by Alliance is liquids-rich, it must be processed prior to delivery to other systems. Aux Sable commenced operations in December 2000 and has the capacity to process up to 1.6 bcfd of natural gas. In 2002, the loss from Aux Sable was $3.1 million, an improvement of $3.1 million from the loss of $6.2 million incurred for the year ended December 31, 2001. The improvement is due to improved margins between the prices of natural gas liquids and natural gas in

2002. In 2001, Aux Sable generated a loss of $6.2 million due to the unfavourable spread between gas liquids and natural gas prices during the first half of the year. The facilities operated at a break-even level during the last half of 2001.

OUTLOOK

Enbridge Gas Distribution

2003 Rate Application

Enbridge Gas has filed its 2003 rate application with the OEB, requesting an order to approve rates for the sale, distribution, transmission and storage of gas, which reflected a gross revenue deficiency, or proposed increase in revenue rates, of $101.7 million. Of this amount, approximately $9.0 million is associated with changes to the distribution volume forecast, gas in storage inventory valuation and cost of capital (including the application of the OEB-approved rate of return on common equity formula), offset somewhat by a decline in federal taxation rates. A further $43.8 million of the increase arises from a requested increase in operating and maintenance expense recovery and $13.0 million from the proposed mechanism for recovery of the regulatory receivable related to the unbundling of the Energy Services business. The remainder relates to variances in all other items requested for recovery in the application. The 2003 rate application is a traditional cost-of-service application as the PBR plan ended in 2002. It is expected that the application will be heard by the OEB in early 2003 and a decision is anticipated in the third quarter of 2003.

The 2003 rate application includes a request to review and revise the current formula used to calculate the rate of return on common equity. It is anticipated that this request will be heard in a separate phase of the 2003 rate hearing and, as such, the increase to a proposed rate of return of 11.5% versus the 9.95% produced by the current formula has not been incorporated into the calculation of the $101.7 million deficiency. The increase in the requested rate of return reflects the Company’s need to compete for investment dollars in the North American marketplace.

Regulatory Receivable

In a prior rate case, the OEB approved the recovery of $50.0 million of future income taxes related to the water heater rental business that was transferred to the Energy Service business in 1999. As part of its 2002 rate case, the Company applied for a mechanism to recover a portion of the $50.0 million. This aspect of the Company’s application was deferred and the regulatory process is underway.

Incentive Regulation Plan

The trend in North America is toward incentive, or performance-based, regulation. Enbridge Gas has completed its three-year, OEB-approved targeted PBR plan. The OEB expects Enbridge Gas to develop, in consultation with stakeholders, an appropriate incentive regulation plan. Enbridge Gas has provided a proposal for an incentive regulation plan to stakeholders for the purposes of discussion. For fiscal 2003, Enbridge Gas has filed a cost-of-service rate application with the OEB, which would be used to establish the base year rates for the incentive regulation term. The proposal suggests that rates be adjusted annually by a consumer price index and that utility earnings above or below the OEB-approved return on common equity be shared equally between ratepayers and Enbridge. Enbridge Gas has proposed that certain costs, such as gas commodity costs and capital expenditures for the safe operation and maintenance of the distribution system, should be passed through to ratepayers outside of the calculated rates. Enbridge Gas is holding discussions currently with stakeholders, the outcome of which may result in changes to the proposal. The plan will be presented to the OEB following the establishment of base rates for 2003.

2002 Rates Decision

The OEB approved the 2002 revenue requirement and final rates in August 2002. In December 2002, the OEB released its decision with respect to several policy issues stemming from the 2002 rate case. The OEB’s decision included concerns and questions about the Company’s business operations in regards to outsourcing agreements, including the pipeline transportation contract with Alliance, as well as the agreements with Enbridge and its affiliates. As Enbridge Gas does not accept some aspects of the decision, it has filed a notice of motion, requesting the OEB to review its decision on Alliance and affiliate outsourcing, or in the alternative in this latter matter, to conduct a generic hearing on rules for affiliate outsourcing. Enbridge Gas also has filed an appeal to the Divisional Courts on matters arising from what Enbridge Gas believes to be errors in law in the decision.

Direct Purchase

Deregulation of the natural gas industry has introduced many changes to the natural gas distribution business, one of which occurred in the gas marketing segment of the industry. Prior to the advent of deregulation in 1985, Enbridge Gas supplied natural gas to 100% of its customer base. In 2002, 759,000 customers purchased their supply of gas from sources other than the utility (2001 — 695,000, 2000 — 602,000). Earnings are not impacted by the customers’ choice of gas commodity supplier, provided any migration is accurately forecast in advance and incorporated in the volume underlying the rate application. Enbridge Gas intends to continue to provide customers the option of purchasing their natural gas directly from the utility.

Enbridge Gas New Brunswick

Customer attachment to the EGNB system has been slower than expected. EGNB plans to increase the attachment rate by becoming actively involved in the sale of the natural gas commodity and the sale, installation and service of natural gas equipment to the residential and small commercial markets. This “bundled” approach currently is not permitted under provincial legislation. The Company believes that the government of New Brunswick will be receptive to its plans.

Capital Expenditures

Capital expenditures for the Energy Distribution business are expected to be approximately $322 million. The majority of the expenditures relate to expansion of and core maintenance on the Enbridge Gas distribution system. In addition, expansion of the Enbridge Gas New Brunswick distribution system will continue.

BUSINESS RISKS

Enbridge Gas Distribution

The business risks inherent in the natural gas distribution industry impact the ability of Enbridge Gas to realize the revenue level required to generate the allowed return on equity. These business risks include timely and adequate rate relief, accuracy in forecasting distribution volume and, most importantly, achieving the forecast natural gas distribution volume. With the ongoing changes in the electricity industry, Enbridge Gas may face an emerging risk of increased competition in the energy market.

The regulatory process in North America has been evolving in recent years towards incentive or performance-based regulation and away from traditional cost-of-service regulation. Since the PBR plan only applied to operation and maintenance expenses, it did not materially change existing business risks. It is Enbridge Gas’ intention to introduce a comprehensive form of incentive regulation for 2004. It is anticipated that this form of regulation will provide greater opportunity to earn in excess of the allowed rate of return, but, as a result, may impact business risk.

Volume Risks

Since customers are billed on a volumetric basis, the ability to collect the total revenue requirement (the cost of providing service) depends upon achieving the forecast distribution volume established in the rate-making process. The probability of realizing such volume is contingent upon four key forecast variables: weather; economic conditions; pricing of competitive energy sources; and the number of customers. Sales and transportation of gas for customers in the residential and commercial sectors account for approximately 74% of total distribution volume. Weather during the year, measured in degree-days, has a significant impact on distribution volume as a major portion of the gas distributed to these two markets is used ultimately for space heating. Sales and transportation service to large volume commercial and industrial customers is more susceptible to prevailing economic conditions. As well, the pricing of competitive energy sources affects volume distributed to these sectors as some customers have the ability to switch to an alternate fuel. Customer additions are important to all market sectors as continued expansion adds to the total consumption of natural gas.

Even in those circumstances where Enbridge Gas attains its total forecast distribution volume, it may not earn the approved return on equity due to other forecast variables. The mix of sales and transportation of gas for customers and the mix between the higher margin residential and commercial sectors and lower margin industrial sector could impact results. The timing of gas sales is also a factor, as the winter season has higher rates than the summer season.

During 2002, Enbridge Gas received approval from the OEB to defer the difference between forecast and actual unaccounted for gas. Unaccounted for gas is the difference between volume entering the distribution system and that delivered to customers, determined based on meter readings. The difference is deferred as a receivable from or payable to ratepayers until the OEB approves its disposition.

Rate Relief

Enbridge Gas does not profit from the sale of the natural gas commodity nor is it at risk for the difference between the actual cost of gas purchased and the price approved by the OEB. This difference is deferred as a receivable from or payable to ratepayers until the OEB approves its disposition. Enbridge Gas monitors the balance and its potential impact on ratepayers and will request interim rate relief that will allow it to recover or refund the gas commodity cost differential. Rate relief can also be sought for other significant unbudgeted amounts, allowing Enbridge Gas to recover the costs of providing and maintaining the quality of its service while achieving the allowed rate of return on rate base.

Enbridge Gas implemented a quarterly rate adjustment mechanism starting in 2002. This allows for the quarterly adjustment of rates to reflect changes in natural gas commodity prices. Adjustments are subject to approval by the OEB.

Forecasting Accuracy

Forecasting accuracy is a risk since rate applications are made or rates are established in advance based on anticipated distribution volume by class of customer. Forecasts are also made for the future cost of capital including the forecast yield rate for long-term Government of Canada Bonds used in the determination of the return on equity. Consequently, reliability of the forecasting process should ensure that any changes in cost of service, regardless of whether they are caused by inflation or by level of business activity, would be recovered in new rates approved for that year based on the anticipated distribution volume.

Gas Services

Earnings from Gas Services are dependent upon the basis (location) differentials between Alberta and Chicago and between Chicago and Dawn. To the extent that the difference in the price of natural gas in the various locations is not greater than the cost of transportation between Alberta and Chicago or Dawn, earnings will be negatively affected.

Aux Sable

Earnings from Aux Sable will continue to be exposed to the effect of unfavourable spreads between the sale prices of natural gas liquids and the purchase price of replacement natural gas. Equity earnings would be negatively impacted by a decrease in the spread and positively impacted by an increase in the spread.

INTERNATIONAL

FINANCIAL RESULTS

	2002	2001	2000

	(millions of Canadian dollars)
OCENSA/CITCOL	35.3	35.1	30.3
CLH	33.3	—	—
Jose Terminal	3.2	5.9	1.5
Consulting, business development costs and other	(3.8)	(5.4)	(5.4)

	68.0	35.6	26.4

Business Activities

International includes earnings from the investments in OCENSA, a crude oil pipeline in Colombia, and CLH, Spain’s largest refined products transportation and storage business. Earnings also include fees earned as operator of the Jose Terminal in Venezuela and from technology and consulting services provided by Enbridge Technology Inc.

In the first quarter of 2002, the purchase of a 25% interest in CLH, for approximately $430 million was completed. Enbridge has a role in management of CLH through Board representation and the appointment of management positions.

Results of Operations

Earnings increased by $32.4 million to $68.0 million in 2002. The acquisition of CLH in the first quarter of 2002 represented the growth in International. Earnings from other operations approximated 2001.

Earnings in 2001 increased by $9.2 million to $35.6 million. The increase was partially due to the additional OCENSA ownership interest acquired in the third quarter of 2000. In addition, higher fees were earned to operate the Jose Terminal, resulting from the new long-term operating contract finalized in the second quarter of 2001.

OUTLOOK

The International business will continue to focus on select countries in key regions based on global trends in supply and demand. In addition, opportunistic acquisitions will be assessed based on risk/reward. The technology and consulting business is expected to provide support in connection with identification and development of equity participation projects.

The Jose Terminal long-term operating agreement has been in a force majeure situation since December 2002 as a result of the political uncertainty in Venezuela. The Venezuelan military and the Ministry of Energy and Mines are currently in control of the terminal facilities. Discussions are continuing with PDVSA, the national oil company, to return the operating company, in which Enbridge holds a 45% interest, to its role under the operating agreement. In the event the operating role is not re-established, the contract provides for certain payments to the operator.

Historically, International has focussed on “grass roots” infrastructure projects. Increased international asset rationalization, the changing corporate strategies of multinationals, and the privatization of energy transportation activities in focus regions should continue to present investment and acquisition opportunities. Opportunities will be evaluated against the Company’s established investment criteria. Latin America and Western Europe are key regions of interest. Enbridge plans for the International segment to contribute approximately 15% of earnings over the long-term.

BUSINESS RISKS

The International business is subject to risks related to political and economic instability, currency volatility, market volatility, government regulations, foreign investment rules, security of assets, and environmental considerations. The Company assesses and monitors international regions and specific countries on an ongoing basis for changes in these risks. Risks are mitigated by a combination of Enbridge’s contractual arrangements, operation of the assets, regular analysis of country risk, and foreign currency hedging and insurance programs.

CORPORATE

	2002	2001	2000

	(millions of Canadian dollars)
Corporate Financing	(64.9)	(70.4)	(59.0)
Other	22.5	14.7	(28.8)

	(42.4)	(55.7)	(87.8)

The Corporate segment includes new business development activities and corporate financing costs.

Corporate costs amounted to $42.4 million in 2002, a decrease of $13.3 million from 2001. In 2002, Corporate included an after-tax gain on the sale of securities of $17.8 million and lower financing costs. Preferred securities distributions increased in 2002 due to the new issue in February 2002. In addition, corporate activities contributed less in 2002 than in 2001 and business development activities increased in 2002.

Corporate costs totalled $55.7 million in 2001, compared with $87.8 million in 2000. Higher financing costs associated with investments made late in 2000 and the acquisition of Enbridge Midcoast Energy in May 2001 were incurred during the year. These costs are not allocated to the business operations. Corporate activities also generated improved results in 2001. In 2000, the Company recorded a loss on foreign exchange contracts of $15.6 million, after tax, and income tax expense related to tax rate reductions.

In December 2000, the federal government substantively enacted a 6% reduction in corporate tax rates. As a result, certain of the Company’s anticipated U.S. dollar cash flows became overhedged for accounting purposes. The derivative financial instruments were valued at market prices and a loss of $15.6 million was charged to income in 2000. The forward foreign exchange contracts subsequently were designated as a hedge of certain of the Company’s equity net investments in the United States in the third quarter of 2001.

DISCONTINUED OPERATIONS

In January 2002, the Company announced the sale of the retail and commercial energy services business, including the water heater rental program, to focus on its core activities of energy transportation and distribution. The sale, for proceeds of $1 billion, was completed in the second quarter of 2002. This business included: the water heater rental program; retail appliance, fireplace and water heater sales and service; and mass market commercial plumbing, heating, ventilation and air conditioning, appliance repair and electrician contractor services in Canada and the United States.

Earnings from discontinued operations for the year ended December 31, 2002 were $242.3 million, compared with $45.3 million for 2001. The 2002 results included a gain on sale of $240.0 million. Earnings in 2001 included a full year’s results of operations and $14.3 million related to the positive effect of income tax rate reductions.

Earnings from discontinued operations were $45.3 million in 2001, compared with earnings of $34.6 million in 2000. The increase is attributable to growth in the business, particularly the water heater rental program.

CRITICAL ACCOUNTING POLICIES

Rate Regulation

The Company follows generally accepted accounting principles, which may differ for regulated operations from those otherwise expected in non-regulated businesses. These differences occur when the regulatory agencies render their decisions on rate applications and generally involve the timing of revenue and expense recognition to ensure that the actions of the regulator, which create assets and liabilities, have been reflected in the financial statements.

The accounting for these items is based on an expectation of the future actions of the regulator. For example, the Company does not record future income taxes related to its regulated operations as the taxes payable method is prescribed by the regulator for rate-making purposes and there is reasonable expectation that all such future income taxes will be recovered in rates when they become payable. Similarly, the deferral of differences between amounts included in rates and actual experience for specified expenses is based on the expectation that the regulator will approve the refund to or recovery from ratepayers of the deferred balance, normally in the following year.

If the regulator’s future actions are different from the Company’s expectations, the timing and amount of the recovery of liabilities or refund of assets, recorded or unrecorded, could be significantly different from that reflected in the financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash generated from operations, commercial paper issuances, available capacity under credit facilities and access to capital markets in Canada and the United States for the issuance of long-term debt, equity, or other securities, are expected to be sufficient to satisfy liquidity requirements.

One of the Company’s objectives in 2002 was to reduce its debt to equity ratio and, therefore, strengthen its balance sheet. This objective was achieved. The debt to equity ratio, including short-term borrowings, at December 31, 2002, was 64.4%, compared with 72.9% at the end of 2001. The reduced leverage was primarily a result of the proceeds received on the sales of the Energy Services business and the Enbridge Midcoast Energy assets.

The most significant transaction affecting both investing and financing activities in 2002 was the sale of the Enbridge Midcoast Energy assets for US$820 million. The Company received cash proceeds of $529.3 million. The remaining consideration was in the form of assumed debt owing to the Company. Concurrent with the sale transaction, EEM completed a public offering of 9,000,000 shares, including 1,550,000 shares purchased by Enbridge. The net proceeds of $421.9 million were used to purchase i-units in EEP. The statement of cash flows includes the proceeds of EEM’s issuance of shares and investment in EEP, because EEM is a subsidiary of the Company. The 82.8% interest in EEM not held by Enbridge is displayed as non-controlling interests on the consolidated statement of financial position. The Company’s consolidated leverage is expected to improve further through reductions in the assumed affiliated debt as EEP secures additional financing.

Operating Activities

Cash provided by operating activities before changes in operating assets and liabilities and cash from discontinued operations, was $732.7 million for the year ended December 31, 2002, compared with $735.7 million and $599.8 million for 2001 and 2000, respectively.

In 2002, cash from operations is consistent with the prior year. Earnings from continuing operations were lower but include higher non-cash charges which increased cash from operations. The non-cash charges include the loss on sale of the Enbridge Midcoast Energy assets and higher future income tax expense.

The increase in cash from operations in 2001 was attributable to higher earnings and a decreased level of non-cash credits. The lower non-cash credits reflected smaller future income tax recoveries resulting from tax rate reductions and increased cash distributions from Alliance and Vector consistent with operations commencing in late 2000.

The decreased funding requirements for operating assets and liabilities in 2002 was due to lower gas in storage and decreased accounts receivable, commensurate with the lower cost of gas in 2002. In 2001 and 2000, working capital funding was required to fund an increase in gas in storage that resulted from the higher commodity cost for natural gas. The higher cost of gas also increased accounts receivable balances in the gas distribution business.

Since the Company’s pension plans are adequately funded, no additional funding above usual levels is anticipated for 2003.

Investing Activities

Cash used in investing activities for the year ended December 31, 2002 was $251.7 million, compared with $1,621.7 million in 2001 and $949.8 million in 2000.

During 2002, the Company completed the acquisition of the Northeast Texas assets, included in the asset sale to EEP, acquired a 25% equity investment in CLH and increased its equity ownership of Alliance. These items, in addition to capital expenditures in Energy Transportation North and Energy Distribution, represent the majority of the cash used for investing purposes and more than offset the cash inflows from the sales of the Enbridge Midcoast Energy assets and the Energy Services business. Capital expenditures in Energy Transportation North primarily related to construction of new facilities on the Athabasca System. Energy Distribution capital expenditures included capital maintenance and expansion of the gas distribution system. Cash provided from investing activities includes proceeds from the sale of marketable securities and partial repayment by EEP of short-term loans required to finance acquisitions.

Activity in 2001 was the result of acquisitions, including Midcoast Energy Resources, a greater interest in Frontier Pipeline, and gathering assets in South Texas, as well as a short-term loan to EEP to bridge finance an acquisition. There were increased additions to property, plant and equipment during 2001, which included the construction of Terrace Phase II and the Athabasca System facilities expansion, capital maintenance and expansion of the gas distribution business, and the capital program of Enbridge Midcoast Energy subsequent to acquisition. These were offset, in part, by significantly reduced long-term investment activity, as Alliance and Vector construction was completed in late 2000.

Financing Activities

Over the three-year period, the Company’s financing requirements have reflected its growth and investment strategies. The decision to finance with debt or equity is based on the capital structure for each business and the overall capitalization of the consolidated enterprise. Certain of the regulated pipeline and gas distribution businesses issue long-term debt to finance capital expenditures. This external financing may be supplemented by debt or equity injections from the parent company. Debt, and equity when required, has been issued to finance business acquisitions, investments in subsidiaries and long-term investments. Funds for debt retirements are generated through cash provided from operating activities, as well as through the issue of replacement debt.

In 2002, cash used for financing activities to reduce short-term debt was partially offset by cash received from the issue of additional common shares and preferred securities. These activities were consistent with the goal of improving the Company’s debt to equity ratio and financing the growth in the business. Proceeds from the issuance of shares by EEM were used to invest in i-units of EEP, as described above.

In 2001, cash provided from financing activities was greater than 2000 to support the increased levels of investing activity, primarily through acquisition, and higher capital expenditures. Investing activity was financed primarily with short-term variable rate debt on an interim basis.

RISK MANAGEMENT

Operating Risk

As Enbridge continues to diversify its energy transportation and distribution businesses in North America and internationally, the risk profile of the Company will change. Entry into non-regulated businesses imposes greater economic exposure and requires more “at risk” capital. The Company’s expectation of higher returns from these businesses justifies the level of risk. In addition, these operating risks are actively managed through insurance and other programs.

Market Risk

Earnings and cash flows are subject to volatility stemming from movements in the Canadian dollar exchange rate relative to other currencies and interest rates. The Company has adopted an earnings at risk methodology to measure its exposure to market risk. To manage market risk, Enbridge uses derivative financial instruments to create offsetting positions to specific exposures. The Company has established risk management policies, approved by the Board of Directors, covering the use of derivative financial instruments for hedging purposes. Ongoing monitoring and senior management reporting procedures are in place. Derivative financial instruments are not used to create speculative positions. The financial instruments used and outstanding are described in Note 12 to the consolidated financial statements.

Foreign Exchange Risk

The Company has a hedging program to eliminate 80% to 100% of the long-term exposure related to its foreign currency denominated cash flows. The Company also hedges certain of its foreign currency denominated net equity investments. The redemption of the investment in OCENSA also is hedged.

Interest Rate Risk

Enbridge is exposed to interest rate fluctuations on variable rate debt and floating to fixed swaps are used to manage this exposure. The Company monitors its levels of fixed and variable rate debt instruments and, from time to time, fixed to floating swaps are used to help maintain balances of each commensurate with the Company’s financing strategies. The Company also enters into interest rate derivatives to hedge a portion of the interest cost of future debt issues related to specific capital projects.

Commodity Price Risk

The Company uses over-the-counter natural gas price swaps, futures, options and collars to manage physical exposures that arise from the merchant capacity commitments on Alliance and Vector. For the period that the Enbridge Midcoast Energy assets were owned, the Company was exposed to the margin between the price of natural gas and natural gas liquids. Enbridge used over-the-counter commodity derivatives to fix the selling price of the natural gas liquids and the cost of purchasing natural gas to establish the margins. The derivative financial instruments used to manage this exposure were transferred to EEP as part of the sale transaction.

Natural Gas Supply Management

Customers of Enbridge Gas are exposed to changes in the price of the natural gas commodity. A portion of the future natural gas supply requirements is hedged using natural gas swaps and options that manage the price of natural gas, as allowed by the OEB. Since the cost of the natural gas commodity is paid by customers, this risk mitigation strategy is for the account of the customers. The OEB monitors the policies, procedures and results of this hedging program.

SUPPLEMENTARY INFORMATION

(unaudited)

	Selected Quarterly Financial Data
	2002

	First	Second	Third	Fourth	Total

	(millions of dollars, except per share amounts)
Operating revenue from continuing operations	1,073.2	1,645.8	1,171.0	657.5	4,547.5
Operating income from continuing operations	152.9	336.4	30.8	88.7	608.8
Margin	0.138	0.203	0.026	0.135	0.132
Earnings applicable to common shareholders
Continuing operations	105.0	199.1	(3.9)	34.0	334.2
Discontinued operations	8.1	234.2	—	—	242.3

	113.1	433.3	(3.9)	34.0	576.5
Earnings per common share
Continuing operations	0.66	1.26	(0.03)	0.20	2.09
Discontinued operations	0.05	1.48	—	(0.02)	1.51

Dividends per common share	0.71	2.74	(0.03)	0.18	3.60
	0.38	0.38	0.38	0.38	1.52

	2001

	First	Second	Third	Fourth	Total

Operating revenue from continuing operations	778.8	1,615.9	974.7	711.5	4,080.9
Operating income from continuing operations	192.7	371.9	92.4	89.5	746.5
Earnings applicable to common shareholders
Continuing operations	79.8	245.3	58.4	29.7	413.2
Discontinued operations	3.7	25.1	6.4	10.1	45.3

	83.5	270.4	64.8	39.8	458.3
Earnings per common share
Continuing operations	0.51	1.56	0.37	0.19	2.63
Discontinued operations	0.02	0.16	0.04	0.06	0.28

	0.53	1.72	0.41	0.25	2.91
Dividends per common share	0.35	0.35	0.35	0.35	1.40

	Quarterly Share Trading Information
	The Toronto Stock Exchange
	2002

	First	Second	Third	Fourth

	(dollars)
High	46.15	48.94	49.25	46.85
Low	41.50	43.06	42.71	41.11
Close	44.73	47.16	46.27	42.61
Volume (millions)	21.3	15.5	17.0	18.5

	2001

	First	Second	Third	Fourth

	(dollars)
High	43.00	42.50	43.24	45.55
Low	33.90	35.55	39.02	40.89
Close	42.35	41.19	42.55	43.40
Volume (millions)	20.7	17.7	13.3	16.0

	The New York Stock Exchange and the
	NASDAQ National Market1)
	2002

	First	Second	Third	Fourth

	(U.S. dollars)
High	27.57	30.49	31.03	29.14
Low	24.20	25.61	26.29	26.05
Close	26.52	30.11	28.37	26.73
Volume (millions)	0.6	0.6	1.7	1.3

	2001

	First	Second	Third	Fourth

	(U.S. dollars)
High	28.63	27.20	27.50	28.77
Low	22.25	23.00	25.50	26.05
Close	26.69	27.14	26.94	27.22
Volume (millions)	0.2	0.3	0.5	0.7

1) Effective October 30, 2001, Enbridge Inc. began trading on the New York Stock Exchange and delisted from the NASDAQ.